UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Long Blockchain Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54261402

(CUSIP Number)

eric j. watson

CULLEN INC HOLDINGS LTD.

8 Airpark Drive

Airport Oaks, Manakau

Auckland 2022, New Zealand

+64 9 257 0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 20, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

CULLEN INC HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		747,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

747,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

747,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON

ERIC J. WATSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		192,279
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		747,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

192,279
	10	SHARED DISPOSITIVE POWER

747,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,357*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%
14	TYPE OF REPORTING PERSON

IN

*Excluded from Mr. Watson’s beneficial ownership are an aggregate of 205,809 Shares held in trusts for Mr. Watson’s children, which Mr. Watson expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

1	NAME OF REPORTING PERSON

WILLIAM GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND, UK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		219,895
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

219,895
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,895*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

IN

*Excluded from Mr. Gibson’s beneficial ownership are 655,348 Shares, including 22,500 Shares underlying currently exercisable warrants, held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

1	NAME OF REPORTING PERSON

ANDREW STRANBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		388,594
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

388,594
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

388,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

JUSTIN DAVIS-RICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		63,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

63,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.
Item	3 is hereby amended and restated to read as follows:

Cullen Holdings

The 747,078 Shares directly owned by Cullen Holdings were acquired by Cullen Holdings from Triplecrown Acquisition Corp. in December 2009 in exchange for certain of Cullen Holdings’ intellectual property assets.

Mr. Watson

7,279 Shares directly owned by Mr. Watson were purchased by Mr. Watson with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 7,279 Shares directly owned by Mr. Watson is approximately $55,654, including brokerage commissions.

Mr. Watson acquired warrants underlying 165,000 Shares from the Issuer on March 29, 2017 (the “March 29 Warrants”) as consideration for Mr. Watson’s prior commitments to provide financing to the Issuer. The March 29 Warrants have an exercise price of $4.18 per Share.

Mr. Watson acquired warrants underlying 20,000 Shares from the Issuer on May 12, 2017 (the “May 12 Warrants”) as consideration for Mr. Watsons’s commitments to provide financing to the Issuer. The May 12 warrants have an exercise price of $4.90 per Share.

Mr. Gibson

The 219,895 Shares directly owned by Mr. Gibson were received as a distribution from a certain trust in which Mr. Gibson holds a beneficiary interest.

Mr. Stranberg

The Shares purchased by Mr. Stranberg were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in public offerings and private transactions. The aggregate purchase price of the 140,000 Shares and warrants underlying 70,000 Shares (the “October 4 Warrants”) Mr. Stranberg purchased from the Issuer in a public offering on October 4, 2017 is $287,000. The October 4 Warrants have an exercise price of $2.40 per Share. The aggregate purchase price of the 76,594 Shares Mr. Stranberg purchased from the Issuer in a public offering on January 30, 2017 is $306,376. The aggregate purchase price of the 25,000 Shares Mr. Stranberg purchased from the Issuer in a private placement on March 14, 2016 is $100,000. The aggregate purchase price of the 77,000 Shares Mr. Stranberg purchased in a private transaction in January 2015 is $500,500.

Mr. Davis-Rice

The 63,334 Shares purchased by Mr. Davis-Rice were purchased in a private transaction with funds borrowed from a trust which Mr. Watson’s mother’s grandchildren hold beneficiary interests. The aggregate purchase price of the 63,334 Shares directly owned by Mr. Davis-Rice is approximately $475,005.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective February 20, 2018, the Issuer appointed Shamyl Malik as Chief Executive Officer of the Issuer to replace Philip Thomas.

Mr. Malik will now assume Mr. Thomas’ duties as Chief Executive Officer. Mr. Malik has served as a member of the Issuer’s board of directors since January 2018.

The Issuer’s board of directors also approved management’s intentions to spin off Long Island Brand Beverages, LLC (“LIBB”), the Issuer’s existing beverage business subsidiary (the “Spin Off”). The Spin Off will allow the Company to focus exclusively on its move into the blockchain technology industry. The Issuer aims to structure and complete the Spin Off during the second quarter of 2018, and aims to maintain a public listing for the spun off company (“SpinCo”).

In connection with the foregoing, the members of this 13D Group (collectively, the “Signing Stockholders”) entered into voting agreements with the Issuer pursuant to which they agreed to vote the shares of Common Stock of the Issuer owned by them, to the extent necessary, in favor of any action necessary to effectuate the Spin Off. Additionally, until the earlier of (i) one year from the consummation of the Spin Off or (ii) the date on which the shares of SpinCo become listed on a national securities exchange, in the event any vote of stockholders of SpinCo is necessary to effectuate any corporate action, the Signing Stockholders agreed to vote the SpinCo shares they receive upon consummation of the Spin Off (i) in favor of any corporate action recommended by the then existing board of directors of SpinCo (each a “SpinCo Action”), including but not limited to, the election of directors and any extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving SpinCo and a third party, or any other proposal of a third party to acquire SpinCo and/or (ii) against any action or agreement which would impede, interfere with or prevent any SpinCo Action from being consummated. The Signing Stockholders agreed not to transfer their shares of the Company and SpinCo for certain periods of time subject to certain limited exceptions.

Pursuant to the voting agreement, the Issuer agreed to appoint to the board of directors a nominee of Cullen Inc Holdings Ltd. that is mutually agreeable to the Company and Cullen Inc Holdings Ltd. Cullen Inc Holdings Ltd has not yet designated any appointee. The full text of the form of Voting Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,219,897 Shares outstanding as of January 3, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed pursuant to rule 424(b)(5) with the Securities and Exchange Commission on January 5, 2018 plus (a) with respect to Mr. Watson, (i) 165,000 Shares underlying the March 29 Warrants, and (ii) 20,000 Shares underlying the May 12 Warrants and (b) with respect to Mr. Stranberg, 70,000 Shares underlying the October 4 Warrants.

A.	Cullen Holdings
(a)	As of the close of business on February 22, 2018, Cullen Holdings directly owned 747,078 Shares.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 747,078
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 747,078

(c)	Cullen Holdings has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Watson
(a)	As of the close of business on February 22, 2018, Mr. Watson may be deemed the beneficial owner of (i) 747,078 Shares owned directly by Cullen Holdings, (ii) 7,279 Shares owned directly by Mr. Watson, (iii) 165,000 Shares underlying the March 29 Warrants owned directly by Mr. Watson and (iv) 20,000 Shares underlying the May 12 Warrants owned directly by Mr. Watson.

Percentage: Approximately 9.0%

(b)	1. Sole power to vote or direct vote: 192,279
2. Shared power to vote or direct vote: 747,078
3. Sole power to dispose or direct the disposition: 192,279
4. Shared power to dispose or direct the disposition: 747,078

(c)	The transactions in the Shares by Mr. Watson during the past 60 days are set forth in Schedule A and are incorporated herein by reference. Excluded from Mr. Watson’s beneficial ownership are an aggregate of 205,809 Shares held in trusts for Mr. Watson’s children, which Mr. Watson expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.
C.	Mr. Gibson
(a)	As of the close of business on February 22, 2018, Mr. Gibson may be deemed the beneficial owner of 219,895 Shares owned directly by Mr. Gibson.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 219,895
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 219,895
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gibson has not entered into any transactions in the Shares during the past sixty days. Excluded from Mr. Gibson’s beneficial ownership are 655,348 Shares, including 22,500 Shares underlying currently exercisable warrants, held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

D.	Mr. Stranberg
(a)	As of the close of business on February 22, 2018, Mr. Stranberg may be deemed the beneficial owner of (i) 318,594 Shares owned directly by Mr. Stranberg and (ii) 70,000 Shares underlying the October 4 Warrants owned directly by Mr. Stranberg.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 388,594
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 388,594
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stranberg has not entered into any transactions in the Shares during the past sixty days.
E.	Mr. Davis-Rice
(a)	As of the close of business on February 22, 2018, Mr. Davis-Rice may be deemed the beneficial owner of 63,334 Shares owned directly by Mr. Davis-Rice.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 63,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 63,334
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Davis-Rice has not entered into any transactions in the Shares during the past sixty days.

As of the close of business on February 22, 2018, the Reporting Persons collectively beneficially owned an aggregate of 1,611,180 Shares, constituting approximately 15.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Form of Voting Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018

Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
	Name:	Eric J. Watson
	Title:	Director

/s/ Eric J. Watson
ERIC J. WATSON Individually and as attorney-in-fact for William Gibson, Andrew Stranberg, and Justin Davis-Rice

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ERIC J. WATSON

Sale of Common Stock*	(563,466)	1.6042[1]	12/23/2017

* Securities were owned directly by Brentwood LIIT (NZ) Ltd. ("Brentwood"). As a director of Cullen Business Trust Ltd., an entity with a 50% interest in Brentwood, Mr. Watson may be deemed to be the beneficial owner of the shares directly owned by Brentwood.

1 Represents the average price